January 13, 2006



via U.S. Mail
Raymond De Motte
President and Chief Executive Officer
Sterling Mining Company
2201 Government Way, Suite E
Couer d`Alene ID 83814

Re:	Sterling Mining Company
      Registration Statement on Form 10
      File No. 0-51669
      Filed December 14, 2005

Dear Mr. De Motte:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on February 12, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 10, which states that "[U]nless otherwise stated, the information required shall be given as of a date reasonably close to the date of the filing of the registration statement." In this regard, please update the bid prices of your stock as disclosed on page 46. Additionally, update the table of contractual obligations on page 12 to reflect obligations incurred with regard to lease payments through the end of the fiscal year ended December 31, 2005.

Item 1. Business, page 3
3. You state that you operate in two segments on page 78. As required by Item 101(b) of Regulation S-K, provide the financial information required for each segment.
4. Consistent with the requirements of Item 101 of Regulation S-K, further supplement your disclosure to ensure that all material information about your business in included in the registration
statement.   For example, Item 101 requires a description of the
business performed within the past five years. To the extent that there were no operations or marginal operations prior to 2003, clearly state this in your disclosure. Further, no reference is made to whether your business is seasonal and the impact to your operations caused by seasonality. Also, although you have provided disclosure regarding competition, your disclosure lacks the detail required by Item 101(c) (1) (x) with respect to a description of competition in the specific areas in which you operate and your relative position vis- a- vis such competitors. For example, it would appear that the relative competitive force of a principal mining company in the Coeur d`Alene region, such as Coeur d`Alene Mining Company, would be material to an understanding of the competition you face, yet no such discussion is included. Please revise your disclosure and ensure that you provide all of the information required by Item 1 of Form 10 and Item 101 of Regulation
S-K.
5. We direct you to Item 101(e) of Regulation S-K. Please disclose your website address.

Item 1.A. Risk Factors, page 6
6. Most of your risk factors could apply to any company in any industry. Even those that are exploration specific are very generic.
You should only cite risks that are particularly relevant to you and your disclosure should make clear how the risks impact you specifically. Delete "boilerplate" risks and explain how the others impact you.
7. Please group your related risk factors together under classified headings such as risks related to your industry and risks related to your company.
8. Revise the headings of your risk factors so that they concisely convey the principal risk to your operations and financial condition resulting from the risk you are describing. As written, many of your risk factor subheadings state a fact about your business without describing the risk associated with that fact. For example, the risk factor heading on page 6 in which you reference that fact that "[t]he
Company will need to obtain additional capital to fund operations", fails to delineate the consequences to your operations should you fail to receive such funding. Please revise.
9. Please add a risk factor that addresses the fact that your auditors have issued a going concern opinion.

"We have a limited operating history...," page 6
10. The risk factor heading fails to convey that you have had a history of net losses. Further, your "limited operating history" implies that you are relatively newly formed which is contrary to the fact that your company was formed and operating since 1903. Please revise or advise.

"The Company has minimal assets and has minimal revenue...," page
6
11. The import of this heading and the discussion that follows should be contextualized by referencing that you were formed in 1903. Disclose also that your cumulative revenues from 1903 (inception) to
December 31, 2004 were only $161,274.

 "We may lose rights to properties ...," page 6
12. Delineate the dollar amount of payments you made during fiscal 2004 and fiscal 2005 and specify or provide a cross reference to disclosure found in the contractual obligations table and the anticipated dollar amount of expenditures associated with the maintenance of your various leases.

"If we complete additional equity financings...,," page 10
13. On page 91, you disclose management`s belief that "significant and imminent" private placements of stock will be necessary to generate sufficient capital for operations, yet your risk factor discussion fails to convey the imminence or likelihood of such
transactions.   Such information is material to an investor`s
understanding of your business and the risks involved. Please revise the risk factor so that you also emphasize that equity financings are very likely given management`s objectives and the company`s capital requirements.

Item 2. Financial Information, page 10

Selected Financial Data, page 10

14. Please disclose selected financial data for 2001 and 2000.
Refer
to Item 301 of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 11

15. Much of the disclosure required by Item 303 is absent from the disclosure. Please provide a section that delineates your results of operations for the fiscal financial periods included in the registration statement. The narrative should at a minimum, provide clarification to investors of changes in your revenues and costs from period to period by focusing on the principal drivers of revenues and the reason for cost changes from period to period. In addition, you should provide a discussion of your liquidity for the relevant periods covered in the discussion. We may have further comments.

16. Please indicate in the disclosure the relevance to an investor of your classification as a "junior stage" company.

17. Please enhance your discussion and analysis of liquidity and capital resources to address the following:

* Prospective information regarding your needs for capital, including discussion of your future minimum exploration requirements at your mineral properties;

* Your sources of cash, including your note payable outstanding as of
December 31, 2004 with a balance of $160,000; and

* Your practice of issuing common stock at a discount from listed market prices.

Critical Accounting Policies and Estimates, page 12

18. You indicate several accounting policies as being significant. Please revise your disclosure to include only those policies you consider to be critical. For those policies you deem to be critical, expand your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.


Note Regarding Forward-Looking Statements, page 15
19. Given that your stock is deemed a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, please remove all references to the Private Securities Litigation Reform Act of 1995 as the safe harbors contained in that Act are not available to you.

Item 3.  Properties, page 16

Coeur d`Alene Mining District, page 16

Overview, page 16
20. We note disclosure that states that your geologists "believe that the district can produce much more silver." Provide us with the basis for their belief and delineate in the disclosure objective, verifiable material supportive of such a statement. Otherwise, remove the statement from the disclosure.
21. Please disclose when your mineral property leases expire. In addition, please disclose the duration and effect of all licenses that you currently hold with respect to your property interests.

Item 5. Directors and Executive Officers, page  42

Directors and Officers, page 42
22. Consistent with the requirements of Item 401 of Regulation S-K, please provide complete biographical sketches for each named individual for the past five years. Specify the month and year during which positions were held.
23. You indicate in your risk factor discussion that due to positions held by certain of your officers and directors that conflicts of interests may arise. Disclose in the revised biographies, the percentage of time spent by any of your executive officers who hold positions in other companies.
Item 6. Executive Compensation, page 44
24. Please include a footnote to the compensation table that delineates what "[a]ll other compensation" is comprised of.

Item 7.  Certain Relationships and Related Transactions, page 45
25. Include the information contained in the financial statements at
Note 7 with regard to your related party transactions. Additionally, supplement the disclosure to address whether the terms of such transactions were on terms that you would have received had you entered into such transactions with an unaffiliated third party. Revise your disclosure accordingly.
Financial Statements, page 55

26. We note on page 20 that you anticipate an estimated mine remediation and reclamation cost of $10 million upon closure of the
Sunshine Mine. Please tell us how you considered SFAS 143 in determining whether to record an asset retirement obligation for the cost to close the Sunshine Mine.


Consolidated Financial Statements for the Nine Months Ended
September
30, 2005 and 2004, page 56

Note 10 - Common Stock Warrants, page 77

27. Please disclose the assumptions you made in determining the fair value of the warrants issued during the nine months ended
September
30, 2005.

Note 12 - Segment Reporting, page 78

28. We note that began operating in two business segments during
2004.  As such, please provide the disclosures required by SFAS
131
in your interim and year-end financial statements.

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003, and 2002, page 79
Report of Independent Registered Public Accounting Firm, page 79

29. We note that your auditor`s report does not cover your inception to date period as presented in your Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash
Flows, which is not been labeled as unaudited. Tell us whether you intended to have the cumulative information audited. Please contact us prior to filing your amendment to discuss the audit reporting requirements that you should consider.

Consolidated Statements of Operations and Comprehensive Loss, page
81

30. Please present your stock compensation and professional services expenses based upon the function of the expense. In other words, please allocate them to exploration expense, general and administrative expense, cost of revenues, or other caption, as appropriate.

Consolidated Statement of Stockholders` Equity, page 82

31. Please revise your Consolidated Statement of Changes in
Shareholders` Equity to include financial information since the date of inception, to comply with paragraph 11(d) of SFAS 7.

32. We note that your statement of cash flows for the year ended December 31, 2003, indicated that you paid expenses with warrants in the amount of $87,390. We do not see any corresponding amounts related to this warrant issuance on your consolidated statements of stockholders` equity. Please reconcile for us where you have recorded this warrant issuance in your consolidated statement of stockholders` equity.

Consolidated Statements of Cash Flows, page 85

33. Please remove the subtotal after "loss allocated to minority interest".

Notes to Consolidated Financial Statements, page 87

Note 2 - Summary of Significant Accounting Policies, page 87

34. Please disclose the method used to account for treasury stock and the number of shares of treasury stock held as of each period end. Refer to paragraph 13 of APB 6 for further guidance.

Earnings Per Share, page 90

35. Please disclose the number of warrants and options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to paragraph 40.c. of SFAS 128 for further guidance.

Foreign Currency Translation, page 91

36. It appears that you have used the U.S. dollar as the functional currency for your Mexican subsidiary based on your policy footnote and the fact that you do not present any comprehensive income related to translation of foreign currencies. Please tell us why you have adopted the U.S. dollar as your Mexican subsidiary`s functional currency and not the Mexican peso. Refer to paragraphs 5 to 10 and
Appendix A of SFAS 52 for further guidance.

Stock-Based Compensation, page 94

37. We note that you recognize stock-based compensation costs over the service period and that you recognized the entire estimated fair value for options awarded in 2004 and 2003 in the year the options were granted. Please expand your footnotes to disclose (a) whether the options were granted to employees or non-employees; (b) a description of the services received; and (c) a description of the period in which the services were received.

Note 3 - Marketable Securities and Investments, page 94

38. Please record your other investments, which consist of options and warrants of other companies, at fair market value. Refer to paragraph 17 of SFAS 133. Additionally, please disclose how you determined their fair market values.

Engineering Comments

General

39. Insert a small-scale map showing the location, access and infrastructure related to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

40. As a US incorporated company, only proven and probable reserves may be disclosed as defined by Industry Guide 7. Resources, weather measured, indicated, or inferred are not permitted. Please modify your filing and website accordingly.


Future Information and Reports, page 6

41. The public reference facilities are now located in Room 1580,
100
F Street, N.E., Washington D.C. 20549. Please make the appropriate changes within the filing.

Coeur D`Alene Mining District, page 16

42. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and transportation from the properties.
* Any conditions that must be met in order to obtain or retain title to the properties.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the properties.
* A description of any work completed on the properties and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

43. You reference the Morning Star mine as the deepest silver mine on earth and state that silver mineralization extends to incredible depths of up to 8,500 feet. Unless you can document these statements conclusively, remove them and avoid adjectives that overly embellish your statements.

Sunshine Property, page 17

44. Please remove the references to resources as found in the second paragraph and elsewhere in the filing. The term "resources" may be confused with resource estimates disclosed by Canadian registered companies. Use terms such as "mineralization" that do not infer any economic viability.

Mineralogy, page 19

45. You reference the average lead grade of 2.57 percent in the ore reserves, but do not disclose the reserves of the Sunshine Mine. If there are reserves for the Sunshine mine disclose them completely or remove this implied reserve from the filing. Generally, reserves should be based on the following:
* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
* A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.
Revise your definitions accordingly.

The Barones Silver Tailings Project, page 28

46. Please describe these quantities and quality of mineral feed according to Industry Guide 7 or remove these estimates from the filing. Separate from this filing provide the feasibility study which established the tailings estimate as a proven or probable reserve.

Other Exploration Projects, page 32

47. Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company`s properties or control. Otherwise this may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property and focus the disclosure only on the company`s property

Standard Creek Copper-Silver prospect, page 34,

48. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

Revise the entire filing accordingly.

Glossary, page 37

49. Revise your definitions within the glossary, for the proven and probable ore, to distinguish your definitions from those as stated by
Industry Guide 7.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Ryan Milne at (202) 551-3688 or April
Sifford,
Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact George K. Schuler at (202) 551-3718 if you have
questions regarding the engineering comments.   Please contact
Mellissa Campbell Duru at (202) 551-3757 with any other questions.

      Sincerely,


									H. Roger Schwall
									Assistant Director

via facsimile
Mark Lehman, Esq.
Parsons, Bailey & Lattimer
(801)  536 6111






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Mr. De Motte
Sterling Mining Company
January 13, 2006
page 12




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05